June 12, 2026

Yinhzhi (Lisa) Tang
Director, co-Chief Executive Officer and Chief Financial Officer
Boqii Holding Ltd
Room 1203, 12th Floor, Building T1, Smart Cloud
No. 1, Lane 235, Yubei Road
Pudong New District, Shanghai 201204
The People   s Republic of China

        Re: Boqii Holding Ltd
            Registration Statement on Form F-3
            Filed June 5, 2026
            File No. 333-296541
Dear Yinhzhi (Lisa) Tang:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Huan Lou, Esq.